O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL: XXXX@OLSHANLAW.COM
DIRECT DIAL: 212-451-XXXX

October 2, 2013

VIA EDGAR AND ELECTRONIC MAIL

Peggy Kim, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cracker Barrel Old Country Store, Inc.
Preliminary Proxy Statement for the Annual Meeting
Soliciting Material under Rule 14a-12
Filed on September 17, 2013
Filed by Biglari Capital Corp. et al. (“Biglari”)
File No. 1-25225

Dear Ms. Kim:

We acknowledge receipt of the letter of comment dated September 26, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Biglari and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the attached copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

Preliminary Proxy Statement for the Annual Meeting

1.	Please revise throughout the proxy statement to disclose that the Biglari Group is no longer soliciting consents to request a special meeting.

Biglari has revised the Proxy Statement in response to this comment.  See pages 2, 12 and 18.

2.
Please revise to include proposal 5, the advisory vote to request that the board declare and the company pay a special cash dividend of $20, in the Biglari Group’s proxy statement and proxy card, or disclose that shareholders will be disenfranchised with respect to this matter if they return the Biglari Group’s proxy card.  If you decide to include proposal 5, please also describe the Biglari Group’s reasons for voting for or against it.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 2, 2013

Biglari has revised the Proxy Statement to include proposal 5 and Biglari’s reasons for voting for it.  See the shareholder letter, pages 1, 2, 17, 18 and 19 and the proxy card.

3.
Please confirm that the Biglari Group will make their proxy materials available on an Internet site (other than the SEC’s EDGAR website), and revise to disclose the website.  Refer to Rule 14a-16 and see SEC Release 33-9108 and the Small Entity Compliance Guide: Internet Availability of Proxy Materials which can be found on our website: http://www.sec.gov/rules/final/2010/33-9108-secg.htm.

Biglari will make its proxy materials available at www.enhancecrackerbarrel.com/proxy and has revised the Proxy Statement to disclose this website.  See page 3.

Reasons for 2 Board Seats Out of 9, page 9

4.	We note the following statements:

•	“...the Board should not resist our representing our interest on the Board,” on page 9;

•	“we see no legal or legitimate business reason to deny us a minority position on the Board,” on page 10; and

•	“We think it is time to end the Board’s continuing resistance,” on page 10.

Please revise these statements to describe how the board is resisting or denying your representation on the board, or delete these statements.

Biglari believes the Cracker Barrel Board’s resistance is evident because Biglari has felt compelled to conduct two prior proxy contests in view of the Board’s refusal to add Biglari’s nominees as directors, even though Biglari is Cracker Barrel’s largest shareholder. In addition, no court decision has ruled that there is any legal impediment to the Nominees serving on the Board as a result of anti-competition concerns under the Clayton Antitrust Act; rather, Cracker Barrel can only express its unfounded belief that the Nominees are affiliated with a competitive restaurant company.  As a point in fact, Biglari has made revisions to the Proxy Statement to further clarify these points.  See pages 7 and 8.

Proposal No. 1; Election of Directors, page 11

The Nominees, page 11

5.	Please revise to describe the type of business conducted by Western and CCA Industries. Refer to Item 7(b) of Schedule 14A and corresponding Item 401(e) of Regulation S-K.

A description of the type of business conducted by Western and CCA Industries is included in Mr. Biglari’s bio.  See pages 10-11.

October 2, 2013

6.
We note the participants reserve the right to vote for unidentified substitute nominees.  Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw.  In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Biglari acknowledges the Staff’s comment and advises on a supplemental basis that based on a review of the publicly available organizational documents of the Company, Biglari believes it is not required to identify or nominate any substitute nominees in order to comply with any advance notice bylaw.  Biglari confirms that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 2; The Company’s Say on Pay Proposal, page 14

7.	Please revise to explain how the current compensation implicitly lacks “a proper linkage between operating performance and compensation.”

Biglari has revised the Proxy Statement in response to this comment.  See page 14.

Solicitation of Proxies, page 19

8.
We note that proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding in your response letter.

Biglari confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.

9.	Please revise to include the expenses incurred to date, since that amount is known.

Biglari has revised the Proxy Statement in response to this comment.  See page 21.

October 2, 2013

Stock Ownership of Certain Beneficial Owners and Management, page III-1

10.
We note that on page 20 the disclosure states that shares are held in margin accounts and are pledged as collateral security.  Please revise to indicate by footnote the amount of shares that are pledged by The Lion Fund II, L.P., as security.  Refer to Item 6(d) of Schedule 14A and corresponding Item 403(b) of Regulation S-K.

Biglari has revised the Proxy Statement to indicate that no Shares held by The Lion Fund II, L.P. are currently subject to any such pledge.  See page 22.

Soliciting Material filed pursuant to Rule 14a-12 on September 17, 2013

11.	We note the following statements which appear to impugn Cracker Barrel’s character, integrity or personal reputation:

•	“I found it obvious that when you can’t make solid arguments for rejecting us as board members, you resort to making up arguments” and

•	Instead you issue a press release chock full of makeshift malarkey.”

Please revise to ensure that such statements comply with Rule 14a-9.  Please disclose the factual foundation for such assertions or delete the statements.  Refer to Note (b) to Rule 14a-9.

Biglari believes it has ample factual foundation for such statements and/or that such statements do not impugn Cracker Barrel’s character, integrity or personal reputation.  In support of the former statement, Biglari notes, as an example, that it has repeatedly advised the Company that it is solely seeking minority representation on the Board, yet the Company consistently mischaracterizes Biglari’s efforts as attempts to gain control of the Company.  Furthermore, Biglari has expressed its willingness to gain two seats with an agreement not to pursue Board control. Further, Biglari does not believe that “malarkey” (which a web search reveals is defined simply as “nonsense”) is a term that impugns the Company’s character, integrity or personal reputation.

12.
We note the disclosure states: “We find it undeniable that Cracker Barrel’s stock appreciation generally resulted from our purchasing 20% of the Company in the open market.”  Please revise to characterize the statement as a statement of opinion or belief and ensure that a reasonable basis exists for each opinion or belief.  Please also revise to acknowledge that there may have been other factors that contributed to the stock appreciation.

Biglari believes that by beginning this sentence with the words “We find,” it is expressing a statement of opinion.  Biglari also believes that this statement should be read in context with the immediately following sentence:  “We have pushed the Board and management, inter alia, to return more capital to shareholders along with pursuing value-enhancing initiatives, e.g., licensing.”  Biglari believes that its 20% ownership stake, when combined with its pursuit of increased returns on capital and value-enhancing initiatives (lucidly made more effective because of Biglari’s position as the Company’s largest shareholder), have contributed significantly to the increase in shareholder value.

October 2, 2013

13.	We note the following statements:

•	“Cracker Barrel was undervalued and performing poorly before we appeared on the scene;”

•
“We believe the limited factual material submitted by the Company on new-store investments puts forward data that once all expenses are factored in, new-store investments have achieved a return below the Company’s cost of capital;” and

•	“Every dollar that reduces debt is achieving an after-tax return of less than 3%.”

Please provide supplementally to us your support for these statements relating to Cracker Barrel.  In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Please also mark or highlight the supporting documents provided to identify the specific information upon which you rely.

On a supplemental basis, please see Exhibit A, Exhibit B and Exhibit C attached hereto for data regarding total shareholder return, the Company’s return on new store investments and its after-tax return, respectively.

14.
We note the following statement: “[i]f the Company can buy our shares, it certainly has the money to issue a special dividend.”  Please revise to characterize the statement as your opinion or belief and describe the basis for your belief that Cracker Barrel currently has the cash to issue a special dividend of $20 per share.  In this regard, please note that the factual foundation for such assertions must be reasonable.

The above statement refers to the ability of the Company to pay a special dividend, rather than the magnitude of the dividend.  In its letter, Biglari provides a specific example evidencing the Company’s ability to pay nearly a $13 per share special dividend, based on the approximately $305 million purchase price the Company has offered to repurchase all of Biglari’s shares.

15.
Please revise to disclose the total cost of a special dividend of $20 per share and describe and quantify the financial consequences to the issuer of paying a special dividend of $20 per share.  For example, address whether issuing a $20 per share dividend will have any financial consequences under any existing credit agreements.

Biglari has revised the Proxy Statement in response to this comment.  See page 8.

16.
We note that Cracker Barrel may need to incur additional indebtedness to finance the proposed dividend.  Please revise to describe the basis for your belief that the company will be able to obtain additional financing and that the company will be able to obtain waivers under the existing credit agreement.  Please also revise to address any difficulties or risks with obtaining additional financing or obtaining waivers from creditors.

Biglari has revised the Proxy Statement in response to this comment.  See page 8.

October 2, 2013

17.	Please refer to the following statements:

•	“We believe additional debt to fund the dividend would continue to leave the Company with a margin of safety...” and

•	“Moreover, the cash flow coverage, in our view, would be more in line with that of its peer group.”

Please revise to explain how these statements comply with Rule 14a-9, or in the alternative, please delete these statements.  Please provide us supplementally with any support for these statements and also confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values.  See Exchange Act Release No. 16833 (May 23, 1980).

In future filings where this matter is discussed, Biglari will reference the debt-to-real estate value that would result from the incurrence of additional debt in connection with the special dividend.  The statements above were deleted or not included in the Proxy Statement.

18.
We note you state: “[a]nd we hold a firm view that the shares of the Company will not fall by a corresponding $20 per share as a result of the dividend.  We therefore believe that the alteration of the capital structure will be accretive to shareholder value.”  Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading.  Please revise to explain how these statements comply with Rule 14a-9, or in the alternative, please revise to delete the cited statements.

Biglari believes that this statement does not constitute a prediction concerning the specific future market value of the Company’s stock.  Rather, Biglari was expressing its view that the Company’s stock price would not suffer a corresponding decline as a result of the payment of a special dividend, without speculating on what Cracker Barrel’s specific future market value might be.  Moreover, this statement was not included in the Proxy Statement.

*     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

October 2, 2013

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

Enclosures

October 2, 2013

EXHIBIT A

Cracker Barrel Total Shareholder Return

Prior to the initial announcement of Biglari’s investment in the Company on June 13, 2011, the Company’s stock price relative to the restaurant industry as measured by the S&P 1500 Restaurant Index was negative on both near- and long-term bases.

Relative Shareholder Returns
	Total Shareholder Returns
	1-Year	3-Year	5-Year	7-Year	10-Year
Cracker Barrel	(19.7%)	63.5%	10.2%	26.7%	111.0%

S&P 1500 Restaurant Index	21.5%	70.2%	82.0%	150.4%	260.4%
All share prices used to calculate Total Shareholder Return are as of September 30, 2011.
The data has been prepared by Zacks Investment Research, Inc. Used with permission. All rights reserved. Copyright 1979-2011 - Index Data Source: Copyright Standard and Poor’s, Inc., a division of McGraw Hill.  Used with permission. All rights reserved.

The S&P 1500 Restaurant Index is comprised of 26 restaurant companies, including the Company, and thus constitutes a broad representation of the performance of the restaurant industry.

On September 30, 2013, the Company’s stock price closed at $103.18 (versus $42.29 on June 13, 2011), representing a 144% increase during the period following the announcement of Biglari’s investment.

October 2, 2013

EXHIBIT B

Cracker Barrel Return on New Store Investment

On November 21, 2011, Sandra Cochran, the Company’s Chief Executive Officer, stated “Mr. Biglari says we shouldn’t be building new stores and we’re not getting a good return on our investment. Between our fiscal 2004 and 2009, we spent $382 million building 116 stores. For the fiscal year ending July 29, 2011, those stores generated earnings before interest, taxes, depreciation and amortization of $61.8 million. This represents a 16.2% return on our investment, which we believe is a good use of our capital.”

In SEC filings, Cracker Barrel defended its exclusion of expenses relevant to its returns. Management stated that “[t]he Company believes that making an allocation of general and administrative, interest and tax expenses to these [116] stores is not material to an investor’s understanding of the results for these stores or the Company’s decision-making in determining to build new stores….”

Although Cracker Barrel has previously referenced as an authority Aswath Damodaran’s calculation on return analyses, it has failed to follow Dr. Damodaran’ s definitive calculations, which stipulate that net operating profit after tax (NOPAT) divided by investment would be the appropriate formula to measure “how good or bad were the investments made just in the most recent time period.”

The Board excludes G&A, depreciation, and taxes whereas Dr. Damodaran finds these expenses necessary for an accurate calculation. Under the Board’s erroneous methodology, a 16.2% return is calculated, whereas Biglari contends that the actual figure is only 3.7%. Below is a side-by-side breakdown between the Board’s calculation and the one that corresponds to Dr. Damodaran’s method of computing returns:

Return on New Store Investment ($ in thousands)
	Board	Damodaran
‘Store EBITDA’	$61,800	$61,800
Depreciation	$0	$14,700
G&A	$0	$27,300
Operating Income	–	$19,800
Taxes	$0	$5,800
NOPAT	–	$14,000
Invested Capital	$382,000	$382,000
Return	16.2%	3.7%
Source: As Reported in SEC Filings Note: 2011 results for 116 stores opened between 2004 and 2009; G&A and tax rate based on fiscal 2012 results.

October 2, 2013

As indicated on the above table, the more appropriate measure that factors in, not ignores material and relevant expenses, produces a return of 3.7%, which is below the Company’s cost of capital.

October 2, 2013

EXHIBIT C

Cracker Barrel After-Tax Returns

The Company’s after-tax cost of debt was derived from the following information contained in the Company’s Quarterly Report on Form 10-Q for the fiscal period ended May 3, 2013:

“As of May 3, 2013, the Company’s outstanding borrowings were swapped at a weighted average interest rate of 3.98%.”

“We presently expect our effective tax rate for 2013 to be between 28% to 29%.”

Based on the formula [interest rate x (1 – tax rate)], and using the midpoint of 28.5% for the Company’s expected effective tax rate for 2013, the Company’s after tax cost of debt was calculated as under 3%.

ACKNOWLEDGMENT

In connection with responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) relating to the Preliminary Proxy Statement on Schedule 14A and soliciting material under Rule 14a-12 (collectively, the “Filing”) filed by the undersigned on September 17, 2013 with respect to the annual meeting of shareholders of Cracker Barrel Old Country Store, Inc., the undersigned acknowledge the following:

•	the undersigned are responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  October 2, 2013

BIGLARI CAPITAL CORP

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

THE LION FUND II, L.P.

By: BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

STEAK N SHAKE OPERATIONS, INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
Sardar Biglari

/s/ Philip L. Cooley
Philip L. Cooley